

August 10, 2010

<u>By Facsimile: (81-3) 3240-7073</u>

Mr. Nouo Kuroyanagi
President and Chief Executive Officer
Mitsubishi UFJ Financial Group, Inc.
7-1 Marunouchi 2-chrome
Chiyoda-ku Tokyo 100-8330
Japan

**Re: Mitsubishi UFJ Financial Group, Inc.
File No. 333-98061-99
<u>Form 20-F for the fiscal year ended March 31, 2009, filed September 2, 2009</u>**

Dear Mr. Kuroyanagi:

We have reviewed your May 21, 2010 response to our comment letter to you dated March 15, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 7</u>

1. We note your proposed response to comment 2 of our letter to you dated March 15, 2010 and note your claim that the risks you have included are "unique risks" to you. As we requested, please revise this section to comply with Item 3(D) of Form 20-F which requires that you disclose in this section risk factors that are "specific to the company or its industry". Please further review each of the

following risks and consider either deleting them or particularizing the risk to the company:

- the seventeenth risk factor, which is on page 15, relating to risks of "various system, political and social risks;"
- the twentieth risk factor, which is on page 16, relating to risks of your possible violations of laws and from changes in laws;
- the twenty-fourth risk factor, which is on page 19, relating to the risks from losses in your pension plan and a decline in returns;
- the twenty-sixth risk factor, which is on page 19, relating to the risks from the costs of implementing effective internal controls;
- the twenty-eighth risk factor, which is on page 20, relating to protection of confidential information;
- the twenty-ninth risk factor, which is on page 20, relating to the risks from damage to your reputation; and
- the thirtieth risk factor relating to the risks you are unable to hire and retain qualified employees.

In addition, revise the tenth risk factor, which is on page 12, relating to the risks from a downgrade of your credit ratings, to describe to reason that you believe there is a significant risk that your credit ratings will be downgraded.

2. We note your proposed response to comment 4 of our letter to you dated March 15, 2010 asking you to revise this section to comply with the requirements of Securities Act Release No. 33-7497 that you "place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations" and Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk and "explain why" each risk may result in a material adverse effect on you and which directs that you include "specific disclosure of how your [operations] [financial condition] [business] would be affected" by each risk. Please provide to us and undertake to include in your future filings, revision of your proposed response as follows:

- generally, instead of providing a range of data during your last three fiscal years(for example, in the fourth risk factor), provide the actual data for each year;
- identify in the proposed third risk factor in the last paragraph on page 1-4, "the intended purposes of our strategic alliance with Morgan Stanley;"
- provide more detail in the proposed fifth risk factor regarding the risks from exchange rate fluctuations including the reasons for your losses, whether the assets and liabilities that are denominated in foreign currencies were not "appropriately hedged" and quantify as of the end of your last fiscal year the among of your assets and liabilities that are denominated in foreign currencies and whether they are hedged;
- quantify the amount of interest rate swaps you refer to in the ninth risk

> factor on page 1-7, briefly explain the terms "net receive-fix and pay-variable positions," discuss any risks from a decrease in interest rates and differentiate risks from changes in interest rates in different countries;
>
> - revise the proposed tenth risk factor, which is on page 1-12, to supplement your description of the consequences of a credit downgrade with identification of the reasons why there is a high risk that your credit ratings may be downgraded;
> - revise the proposed eleventh risk factor, regarding the risks from your planned expansion which is on page 1-12, to identify specific new products and services that you plan to offer and the countries in which you plan to expand so that readers can appreciate the risks, identify the "substantial risks" to which you refer relating to your derivative and foreign currency trading and discuss the expansion plans in your MD&A section;
> - identify in the twelfth risk factor on page 1-13, the particular emerging market countries in which you conduct business and quantify, in the second to last sentence, the amount and percentage of your loans to emerging market countries as of the end of your last fiscal year (instead of disclosing the range in percentage of all foreign loans over the past three years);
> - quantify (in Yen and in percentage terms) in the thirteenth risk factor on page 1-14, the "significant portion of our net income" provided by Union Bank in your last fiscal year and identify risks that its net income will decline (instead of merely warning that if Union Bank suffers any adverse changes, you may be adversely affected);
> - revise the fifteenth risk factor on page 1-15 to disclose the types of investments you make on behalf of the trusts and why these investments pose a risk of loss for which you will be responsible;
> - revise the sixteenth risk factor on page 1-16 to provide more detail in the first paragraph regarding the types and amounts of your credit derivative transactions and quantify in the second paragraph the extent of your losses due to reductions in the fair value of financial instruments and the amount of collateralized loan obligations that you have issued;
> - revise the eighteenth risk factor on page 1-18 to explain the business of the Japan Post Bank and the Japan Finance Corporation (to which you refer), their effect on you to date and how they pose a risk to you; and
> - revise the twentieth risk factor on page 1-19 to identify each of the "several regulatory actions" to which you have been subject for "non-compliance with legal requirements" and define the time period.

Risks Relating to Our Business, page 7

3. We note your proposed response to comment 7 of our letter to you dated March 15, 2010. Please provide to us and undertake to include in your future filings, revision of the fourth risk factor, which is on page 10, to address the risks from

your substantial increase (from forty one to seventy one percent of your investment securities) in your investment in Japanese national government and Japanese government agency bonds.

4. We note your proposed response to comment 9 of our letter to you dated March 15, 2010 regarding your sixth risk factor relating to additional credit-related losses. Please provide to us and undertake to include in your future filings, revision of the proposed risk factor as follows:

   - as we requested, in addition to your discussion of recent reasons for losses, discuss the particular reasons that you currently face heightened risks of loan losses, including characteristics of your loan portfolio that pose risks;
   - revise the second paragraph of your proposed disclosure on page 1-8 relating to additional credit-related losses to disclose as of the end of your fiscal year your nonaccrual, restructured loans and past due loans as a percentage of total loans;
   - reconcile your statement in the second paragraph on page 1-8 that your nonaccrual and restructured loans and past due loans increased in 2009 fiscal year "primarily because the ongoing recession in Japan has adversely affected borrowers in the real estate segment and the consumer segment" with your statement in the last paragraph on page 1-9 you increased in 2009 the provision for credit losses due to "the general weakening of the financial condition of some of our borrowers particularly oversea and small and medium sized borrowers in Japan;""
   - provide detailed discussion and analysis in the MD&A section on page 60 entitled "Allowance for Credit Losses" regarding trends and amounts of nonaccrual loans, restructured loans and 'problem loans" to which you refer in the second paragraph of your proposed disclosure on page 1-8;"
   - provide detailed discussion and analysis in the MD&A section on page 60 entitled "Allowance for Credit Losses" regarding the following practices to "support troubled borrowers" to which you refer in the second paragraph of your proposed disclosure on pages 1-8 and 1-9:
     - provide additional loans;
     - provide equity capital;
     - other forms of support(please identify);
     - forbear from exercising rights; and
     - forgive loans.
   - provide detailed discussion and analysis in the MD&A section regarding your statement that you "may not" be able to realize the value of collateral or enforce your rights against defaulting customers (to which you refer in the first full paragraph of your proposed disclosure in the first full paragraph on page 1-9);
   - provide more detail regarding the risks from credit default swaps which you warn in the second full paragraph on page 1-9 "could also result in

significant losses" including whether your use of such instruments has changed and the extent of your exposure; and

- as we requested, explain, in the last paragraph on page 1-9, the risks caused by your relative small increases in your allowance for credit losses in the past three years despite the trend of substantial increases in net loan charge offs and the heightened risks of further losses.

5. We note your proposed response to comment 10 of our letter to you dated March 15, 2010 regarding your seventh risk factor relating to your dependence on Japanese economy. Please provide to us and undertake to include in your future filings, revision of the proposed risk factor as follows:

- as we requested, disclose in the second paragraph on page 1-10 the amount and percentage of your loans and assets that are in Japan and the amount and percentage of your investment portfolio that consist of Japanese national government and agency bonds consistent with sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk; and
- provide detail in the second paragraph on page 1-10 regarding "the reported possibility of credit-rating agencies downgrading Japanese government bonds."

6. We note your proposed response to comment 11 of our letter to you dated March 15, 2010 regarding your eighth risk factor relating to losses from other financial institutions. Please provide to us and undertake to include in your future filings, revision of your proposed eighth risk factor, which is on page 1-11, as follows:
- revise the second paragraph to disclose the range in the aggregate amount and percentage of total loans extended to other financial institutions during your last fiscal year;
- disclose the identity, dollar value and percentage of your equity investments in other banks that you refer to in the second paragraph; and
- revise the second paragraph to disclose the range in your exposure during the past fiscal year to other financial institutions in derivative transactions.

7. We note your proposed response to comment 13 of our letter to you dated March 15, 2010. We note also the disclosure on page 17 that your "operations in Iran consist primarily of loans to Iranian financial institutions in the form of financing for petroleum projects and trade financing…as well as letters of credit and foreign exchange services. Our operations relating to Syria are primarily foreign exchange services." Please tell us whether Bank Melli, Bank Saderat, the Commercial Bank of Syria or other entities designated by the US Treasury Department's Office of Foreign Assets Control participate in the transactions you describe and, if so, the nature and extent of their participation.

8. We note your proposed response to comment 14 of our letter to you dated March 15, 2010 regarding the twenty second risk factor regarding your capital ratios which is on pages 1-21 and 1-22. Please provide to us and undertake to include in your future filings, revision of the proposed risk factor as follows:

    *   as we requested, disclose when you have to refinance your subordinated debt which you discuss in the first full paragraph which is on page 1-22;
    *   as we requested, disclose the reasons why there is a high risk that you will not be able to refinance including a comparison of their interest rates with current interest rates; and
    *   explain in the first paragraph how the capital ratios are different in Japan from those in the U.S. and disclose your ratios as of the most recent date.

Risks Relating to Owning Our ADSs, page 21

9. We note your proposed response to comment 18 of our letter to you dated March 15, 2010 regarding the thirty-third risk factor..Please provide to us and undertake to include in your future filings, revision of the proposed risk factor as follows:

    *   as we requested, identify those rights that a shareholder of a U.S. company has that a holder of your American Depository Shares does not have;
    *   disclose that you appointed the depositary and have the authority to replace the depositary; and
    *   as we requested, revise the third paragraph to disclose that all communications from the company to holders of ADS's including annual reports, notices and voting materials are in Japanese and disclose that delays in the depositary transmitting documents to holders of ADS's may make it impossible for them to participate in corporate decisions.

Introduction, page 47

10. We note your proposed response to comment 23 and 28 of our letter to you dated March 15, 2010. Please provide to us and undertake to include in your future filings, more detailed analysis of the figures beyond attributing various changes to general conditions. For instance, provide analysis of the following trends:

    *   provide more detail (on page 22-8) regarding the reasons why your net income dropped, particularly the types of loans and the countries of origin for which you increase the provision for credit losses and the types of debt or equity securities and their respective country of issuance that caused the large losses in securities available for sale and securities being held to maturity;

- as we requested in comments 23 and 28, provide analysis (on page 22-9) of your reasons for selling a large amount of bonds issued by other foreign governments, corporate bonds and marketable equity securities and increasing your investment in Japanese national government bonds and Japanese government agency bonds from 16 trillion Yen in 2008 to almost 24 trillion Yen in 2009 and increasing the percentage of your securities available for sale that were Japanese government bonds from over forty one percent in fiscal year 2008 to over seventy one percent in fiscal year 2009 including how this strategy is "more conservative" given reports of a possible downgrade in Japanese government bonds, the recent problems experienced in the Japanese economy, the historic low interest rates in Japan and the resulting dramatic reduction in diversification in your portfolio;
- explain, in the fourth paragraph on page 22-1, the reasons for the large impairment in goodwill and discuss the extent to which these relate to the merger with UFJ Holdings; and
- as we requested, given your losses of over 542 billion Yen in 2008 and over 1.46 trillion in 2009, the reasons why in 2008 and 2009 you increased the number of your stock acquisition rights granted to directors, executive officers and your auditors.

11. We note your proposed response to comment 25 of our letter to you dated March 15, 2010. Please provide to us and undertake to include in your future filings:
    - the identity of each of the countries in which you do business in each segment (Europe, Asia/Oceania and "Other areas") and indicate which of those countries provide significant revenue; and
    - provide analysis of the trends in revenues and net income by geographical segment.

Recent Developments, page 50

12. We note your proposed response to comment 26 of our letter to you dated March 15, 2010. Please provide to us and undertake to include in your future filings, revision of this section to provide management's reasons for each transaction listed.

Liquidity and Capital Resources, page 84

13. We note your proposed response to comment 29 of our letter to you dated March 15, 2010. Please provide to us and undertake to include in your future filings, a revised section as follows:
    - disclose the extent to which your loan portfolio contains subprime, "alt A" loans, interest-only and option adjustable rate loans;

- noting your explanation, on page 88, that the increase in the total allowance for credit losses increased by 217 billion Yen was "primarily as a result of the downgrade in the credit rating of certain overseas borrowers and certain borrowers of the real estate and wholesale and retail segment," please discuss the extent to which you have a significant amount of loans to certain borrowers and to entities related to these borrowers; and
- provide more detail, on page 90, regarding your restructurings including, but not limited to, the following:
   - describe your policy on making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days;
   - describe the range in the time periods for extending repayments;
   - state if the restructured loans are currently paying in accordance with the modified contractual terms.

Compensation, page 114

14. We note your proposed response to comment 30 of our letter to you dated March 15, 2010. Please provide to us and undertake to include in your future filings, revision of this disclosure as follows:
   - include the compensation paid, and benefits in kind granted, to members of your administrative, supervisory or management bodies, as required by Item 6(B)(1) of Form 20-F (not just to your "directors and corporate auditors"); and
   - clarify that the aggregate amount of compensation paid, and benefits in kind granted, to the company's directors and members of its administrative, supervisory or management bodies include the amount of contingent or deferred compensation accrued for the year, even if the compensation is payable at a later date, as required by Item 6(B)(1) of Form 20-F.

Please file on EDGAR as correspondence, your responses to this letter and to our letter of March 15, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc.   By Facsimile: (212) 492-0569
        Tong Yu, Esquire
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        Tokyo 100-0011, Japan